UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MKS Instruments, Inc.

(Exact name of the registrant as specified in its charter)

Massachusetts	000-23621	04-2277512
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2 Tech Drive, Suite 201, Andover, Massachusetts	01810
(Address of principal executive offices)	(Zip code)

Kathleen F. Burke (978) 645-5574

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

MKS Instruments, Inc. (“MKS” or the “Company”) has determined that gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, tantalum, tin and tungsten (“Conflict Minerals”), are necessary to the functionality or production of products manufactured or contracted to be manufactured by MKS.

MKS conducted in good faith a country of origin inquiry regarding Conflict Minerals in its products which was reasonably designed to determine if any of the Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”), or from recycled or scrap sources.

MKS has determined that it is required to file, and has filed, a Conflict Minerals Report describing its reasonable country of origin inquiry and due diligence efforts on the source and chain of custody of the Conflict Minerals in its products. The Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available on MKS’ website at https://www.mks.com/ConflictMineralsReport.

Item 1.02 – Exhibit

MKS’ Conflict Minerals Report for the calendar year ended December 31, 2023 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 – Resource Extraction Issuer Disclosure and Report

Not Applicable

Section 3 – Exhibits

Item 3.01 – Exhibits

Exhibit Number	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MKS INSTRUMENTS, INC.

/s/ Kathleen F. Burke	May 23, 2024
Kathleen F. Burke
Executive Vice President, General Counsel & Secretary